SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 11-K


           / X /   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2002
                                      OR
           /   /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the transition period:  N/A


                         Commission File Number 0-13358


     A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

             CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.
             ---------------------------------------------------------
                           (Exact name of the plan)

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CAPITAL CITY BANK GROUP, INC.
                          -----------------------------
             (Exact name of registrant as specified in its charter)

           217 North Monroe Street, Tallahassee, Florida 32301
           ---------------------------------------------------
                  (Address of principal executive offices)

                             REQUIRED INFORMATION
        The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. Profit Sharing 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the plan for the fiscal year ended December 31, 2002 have been prepared in accordance with the financial reporting requirements of ERISA.

                        CAPITAL CITY BANK GROUP, INC.
                         PROFIT SHARING 401(K) PLAN

                      Financial Statements and Schedule

                         December 31, 2002 and 2001

                 (With Independent Auditors' Report Thereon)

                         CAPITAL CITY BANK GROUP, INC.
                           PROFIT SHARING 401(K) PLAN

                               Table of Contents
                                                                         Page
Independent Auditors' Report                                               1

Financial Statements:
  Statements of Net Assets Available for Benefits
    - December 31, 2002 and 2001                                           2
  Statement of Changes in Net Assets Available for Benefits
    - Year ended December 31, 2002                                         3

Notes to Financial Statements                                              4

Schedule
  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)           8

                         Independent Auditors' Report

To the Retirement Committee of
  Capital City Bank Group, Inc.:

We have audited the 2002 and 2001 financial statements of Capital City Bank Group, Inc. Profit Sharing 401(k) Plan (the "Plan") as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Jacksonville, Florida
June 20, 2003

                              CAPITAL CITY BANK GROUP, INC.
                               PROFIT SHARING 401(K) PLAN

                   Statements of Net Assets Available for Benefits

                               December 31, 2002 and 2001

                                                              2002             2001
                                                           ----------        ---------
Assets:
  Cash                                                     $       14                -
  Investments, at fair value (note 3)                       3,467,631        3,291,043
  Participant contributions receivable                         54,962           61,293
                                                           ----------        ---------
                                                            3,522,607        3,352,336

Liabilities - Excess contributions payable                     33,896                -
                                                           ----------        ---------

    Net assets available for benefits                      $3,488,711        3,352,336
                                                           ==========        =========


See accompanying notes to financial statements.

                      CAPITAL CITY BANK GROUP, INC.
                       PROFIT SHARING 401(K) PLAN

      Statement of Changes in Net Assets Available for Benefits

                      Year ended December 31, 2002

Additions:
  Contributions:
    Participant                                               $  763,262
    Rollovers                                                     97,104
                                                              ----------
      Total contributions                                        860,366

  Dividends and interest income                                    4,196
                                                              ----------

      Total additions                                            864,562
                                                              ----------

Deductions:
  Benefits paid to participants                                  330,214
  Net depreciation in fair value of investments (note 3)         397,973
                                                              ----------
      Total deductions                                           728,187
                                                              ----------
      Net increase in net assets available for benefits          136,375

Net assets available for benefits:
  Beginning of year                                            3,352,336
                                                              ----------
  End of year                                                 $3,488,711
                                                              ==========


See accompanying notes to financial statements.

         CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2002 and 2001


(1)  Description of the Plan

     The following description of the Capital City Bank Group, Inc. Profit Sharing 401(k) Plan (the Plan) provides general information only. More complete information regarding the Plan's provisions may be found in the Plan document.

     (a)  General

          The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the
          IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan provides benefits to all eligible employees of Capital City Bank Group, Inc. (the Company). Employees of the Company who are 21 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan as of the January 1, April 1, July 1, or October 1 following the date upon which the employee becomes eligible to participate in the Plan.

     (b)  Plan Administration

          The overall responsibility for administering the Plan rests with the Company. The Plan's trustee, Capital City Trust Company (the Trustee), is responsible for the management and control of the Plan's assets. Federated Investors, Inc. provides record-keeping services for the Plan.

     (c)  Contributions and Excess Contributions

          Each year, participants may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Discretionary employer matching and profit-sharing contributions may be contributed to the Plan at the option of the Company's Board of Directors, subject to certain limitations. There were no employer contributions in 2002. Excess contributions represent amounts in excess of the requirements of the IRC. Such excess contributions were remitted back to employees within 2 1/2 months of the Plan's year-end.

     (d)  Participant Accounts

          Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant's compensation to the compensation of all participants for the plan year. Employer discretionary contributions are invested based on the participant's elective deferral.

     (e)  Investment Options

          Participants can direct their contributions into 15 investment options. Participants can change their investment elections and balances daily via telephone voice response system, with their contributions being changed the next applicable payroll period.


                                       4                         (Continued)

         CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2002 and 2001


     (f)  Benefits Paid to Participants

          Effective January 1, 2002, upon termination of service due to death, disability, retirement or other reason, a participant will receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship.

     (g)  Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service. Credited service is based on 1,000 hours of work in one year.


(2)  Summary of Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual basis of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  Investments

          The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at quoted market prices. The Company's common stock is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol CCBG.

          The Plan's investments include funds, which invest in various types of investment securities and in various companies within various markets. Investments are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedule.

     (d)  Income Recognition

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (e)  Plan Expenses

          All plan expenses are paid by the Company.


                                       5                         (Continued)

         CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2002 and 2001


     (f)  Voting Rights

          The Trustee is required to vote on behalf of the collective best interest of plan participants and beneficiaries, as instructed by the proxy statement.


(3)  Investments

     The investments of the Plan are held in a trust fund administered by the Trustee. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:


                                                           2002          2001
                                                       -----------    ---------
Investments at fair value:
  Federated Max-Cap Fund (60,158 and 52,030 shares)   $ 1,070,228     1,208,671
  Federated Treasury Obligations Fund (802,700
    and 788,292 shares)                                   802,700       788,292
  Capital City Bank Group, Inc. Common Stock (7,154
    and 6,494 shares)                                     280,365       157,349
  Federated International Equity Fund (18,693
    and 15,327 shares)                                    215,167       230,833
  Federated Capital Appreciation Fund (10,829
    and 7,069 shares)                                     209,765       169,388
  Federated Equity Fund
    (56,340 shares)                                       194,375             -
  Federated Aggressive Growth Fund
    (18,859 shares)                                             -       222,923


     During the year ended December 31, 2002, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, (depreciated) appreciated in value as follows:

         Mutual funds                          $   (501,009)
         Common stock                               103,036
                                                ------------
             Net depreciation in fair value
               of investments                  $   (397,973)
                                               =============

                                       6                         (Continued)

         CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2002 and 2001


(4)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants would become 100% vested in their accounts.

(5)  Tax Status

     The Internal Revenue Service issued a determination letter dated November 19, 2001, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. Though the Plan has been amended since the date of such letter, the Plan administrator believes the Plan continues to be designed and is being operated in compliance with the applicable requirements of the IRC.

(6)  Related Parties

     The Plan owns 7,154 and 6,494 shares of the Company's stock at December 31, 2002 and 2001, respectively, which represents approximately 0.07% and 0.06% of the outstanding common stock of the Company.

(7)  Reconciliation to Form 5500

     As of December 31, 2001, the Plan had $19,277 of pending distributions to participants who elected distributions from the Plan. These amounts were recorded as a liability in the Plan's Form 5500 as of December 31, 2001, however they were not recorded as benefits paid in the accompanying statement of net assets available for benefits until 2002.

     The following table reconciles net assets available for benefits on the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 2002 and 2001:


                                                              Net assets          Net assets
                                                             available for       available for
                                          Benefits paid     benefits - 2002     benefits - 2001
                                          -------------     ---------------     ---------------
Amount on financial statements              $ 330,214           3,488,711          3,352,336
2001 amounts pending distributions to
  participants                                (19,277)                  -            (19,277)
                                            ---------           ---------          ---------
Balance on Form 5500                        $ 310,937           3,488,711          3,333,059
                                            =========           =========          =========


                                                 CAPITAL CITY BANK GROUP, INC.
                                                  PROFIT SHARING 401(k) PLAN

                                   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                        December 31, 2002


     Identity of
    Party involved                                   Description of investment                          Fair value
---------------------------        ----------------------------------------------------------------     ----------
* Federated Investors, Inc.        Mutual Funds:
                                   Federated Max-Cap Fund, 60,158 shares                                $1,070,228
                                   Federated Treasury Obligations Fund, 802,700 shares                     802,700
                                   Federated International Equity Fund, 18,693 shares                      215,167
                                   Federated Capital Appreciation Fund, 10,829 shares                      209,765
                                   Federated Equity Fund, 56,340 shares                                    194,375
                                   Federated Total Return Fund, 14,847 shares                              160,206
                                   Federated U.S. Government Securities Fund, 11,937 shares                139,307
                                   Federated Growth Strategies Fund, 7,372 shares                          138,005
                                   Federated Stock Trust Fund, 3,301 shares                                 89,730
                                   Federated Managed Moderate Growth Portfolio Fund, 6,284 shares           60,649
                                   Federated Managed Growth Portfolio Fund, 4,375 shares                    41,265
                                   Federated International Small Company Fund, 2,720 shares                 40,350
                                   Federated Managed Income Portfolio Fund, 1,936 shares                    19,617
                                   Federated Managed Conservative Growth Portfolio Fund, 620 shares          5,902

* Capital City Bank Group, Inc.    Capital City Bank Group, Inc., Common Stock, 7,154 shares               280,365
                                                                                                        ----------
                                                                                                        $3,467,631
                                                                                                        ==========

* Represents a party in interest.


See accompanying independent auditors' report.


EXHIBIT INDEX

Exhibit No.    Document
-----------    --------
23             Independent Auditors' Consent

99.1           Certification required by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2           Certification required by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan


By:  Capital City Trust Company, Trustee



By:  /s/ Randolph M. Pople
   -----------------------------
   Randolph M. Pople, President

15